UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

              / x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _________ to _________

                        Commission File Number: 333-39249

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Pioneer Natural Resources Company
                      5205 North O'Connor Blvd., Suite 900
                               Irving, Texas 75039

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


                 Financial Statements and Supplemental Schedule

    As of December 31, 2005 and 2004 and for the year ended December 31, 2005

          With Report of Independent Registered Public Accounting Firm

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN




                                Table of Contents


                                                                         Page


Report of Independent Registered Public Accounting Firm .............      4

Statements of Net Assets Available for Benefits as of
   December 31, 2005 and 2004........................................      5

Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 2005..............................      6

Notes to Financial Statements........................................      7

Schedule H; Line 4i - Schedule of Assets (Held At End of Year)
   as of December 31, 2005...........................................     12

Signatures...........................................................     13

Index to Exhibits....................................................     14

                     REPORT OF INDEPENDENT REGISTERED PUBLIC
                                 ACCOUNTING FIRM


To the Participants and the Plan Administrator of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan:


     We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with United
States generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                    Ernst & Young LLP




Dallas, Texas
May 18, 2006

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


                 Statements of Net Assets Available for Benefits



                                                                     December 31,
                                                            ------------------------------
                                                                2005              2004
                                                            ------------     -------------

Investments at fair value:
  Vanguard PRIMECAP Fund.................................   $ 34,091,847     $ 33,937,417
  Vanguard Windsor II Fund...............................     21,642,342       18,051,885
  Vanguard 500 Index Fund................................     18,776,792       17,473,864
  Vanguard Prime Money Market Fund.......................     10,167,173        9,872,070
  Vanguard Retirement Savings Trust......................      7,341,854        4,745,263
  Vanguard International Growth Fund.....................      6,978,276        3,743,138
  Vanguard Explorer Fund.................................      6,962,508        4,664,506
  Vanguard Short-Term Investment-Grade Fund..............      5,557,397        6,154,323
  Vanguard Total Bond Market Index Fund..................      4,805,461        3,694,790
  Vanguard Asset Allocation Fund.........................      4,347,249        3,537,314
  Vanguard Inflation-Protected Securities Fund...........      3,326,835        2,693,544
  Sarofim Equity Fund....................................     11,627,682       12,558,831
  Pioneer Stock Fund.....................................      8,494,027        5,652,423
                                                             -----------      -----------
                                                             144,119,443      126,779,368
Participants loans receivable............................      2,665,817        2,420,298
                                                             -----------      -----------
                                                             146,785,260      129,199,666
Contributions receivable.................................            -              9,789
Unallocated accrued administrative expenses..............        (11,137)         (12,620)
                                                             -----------      -----------
  Net assets available for benefits......................   $146,774,123     $129,196,835
                                                             ===========      ===========







                 See accompanying notes to financial statements.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2005




Additions to net assets available for benefits:
  Interest and dividend income.................................   $  4,623,191
  Employer contributions.......................................      8,614,039
  Participants' contributions..................................      7,172,380
  Net appreciation in fair value of investments................      6,101,006
  Rollovers....................................................        552,918
  Other income.................................................          1,840
                                                                   -----------
                                                                    27,065,374
                                                                   -----------
Deductions from net assets available for benefits:
  Distributions to participants................................      9,420,276
  Administrative expenses......................................         67,810
                                                                   -----------
                                                                     9,488,086
                                                                   -----------

Net increase in net assets available for benefits..............     17,577,288

Net assets available for benefits, beginning of year...........    129,196,835
                                                                   -----------

Net assets available for benefits, end of year.................   $146,774,123
                                                                   ===========




                 See accompanying notes to financial statements.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004


Note 1.     Description of Plan

     The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan, a copy of which is available to each participant from the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee (the "Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     General

     The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan was established for the benefit of the employees of Pioneer Natural Resources USA, Inc. (the "Employer"), a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"). All regular full-time and part-time employees of the Employer are eligible to participate in the Plan on the first day of the month following their date of hire. The Plan's assets are held in a trust and certain administrative functions are performed by Vanguard Fiduciary Trust Company, the trustee of the trust (the "Trustee").

     Contributions

     Participants may elect to contribute to the Plan an amount of not less than two percent nor more than 30 percent of their pre-tax annual salary and bonus. Additionally, participants may elect to make after-tax contributions to the Plan. A participant's combined pre-tax and after-tax contributions to the Plan (the "Participant Contributions") may not exceed 50 percent of the participant's annual salary and bonus. Certain participants may make catch-up contributions to the Plan in accordance with Section 414(v) of the Code. Matching contributions are made in cash to the Plan at an amount equal to 200 percent of the first five percent of pre-tax annual salary contributed by a participant to the Plan (the "Matching Contributions").

     Participants Accounts

     Participant's accounts are credited with the Participant Contributions, the Matching Contributions and an allocation of Plan earnings and charged administrative expenses of each fund and possibly the Plan. Plan earnings and administrative expenses are allocated to each participant's accounts by fund in proportion to their fund balance relative to the total fund balance.

     Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 (reduced by the excess, if any, of the highest total outstanding balance of all other Plan loans to the participant during the one-year period ending on the day before the date a new loan is made, over the outstanding balance of those other loans on the date the new loan is made) or 50 percent of their accounts' vested balances, whichever amount is less. The loans are secured by the balance in the participant's accounts. Participants loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. Loan principal and interest is paid ratably through payroll deductions over a period not to exceed five years unless the loan is for the purpose of acquiring the principal residence of the participant.

     Investment Options

     During the Plan year ended December 31, 2005, participants were able to allocate their contributions among the following registered investment company funds, common/collective trusts and Pioneer Stock Fund:

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004



Note 1.     Description of Plan (continued)

     Registered Investment Company Funds:

     o Vanguard PRIMECAP Fund - Invests in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams.

     o Vanguard Windsor II Fund - Invests in a diversified group of large-capitalization companies whose stocks are considered by the fund's advisors to be undervalued or out-of-favor. The stocks generally sell at prices considered by the fund's advisors to be below their overall market average compared to their dividend income and future return potential.

     o Vanguard 500 Index Fund - Invests in all of the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of United States stock market performance.

     o Vanguard Prime Money Market Fund - Invests in high-quality, short-term money market instruments issued by financial institutions, non-financial corporations, the United States government and United States federal agencies.

     o Vanguard International Growth Fund - Invests in stocks of seasoned companies located outside the United States with above-average growth potential.

     o Vanguard Explorer Fund - Invests in a diversified group of small-company stocks with prospects for above-average growth.

     o Vanguard Short-Term Investment-Grade Fund - Invests in short-term bonds, including investment-grade corporate and United States Treasury securities.

     o Vanguard Total Bond Market Index Fund - Invests in a large sample of securities that match key characteristics of the Lehman Brothers Aggregate Bond Index.

     o Vanguard Asset Allocation Fund - Invests in common stocks, long-term United States Treasury bonds and money market instruments.

     o Vanguard Inflation-Protected Securities Fund - Invests in inflation-indexed bonds issued by the United States government, its agencies and instrumentalities, and corporations.

     Common/Collective Trusts:

     o Vanguard Retirement Savings Trust - Invests in high-quality, fixed-income securities with financial backing from insurance companies and banks.

     o Sarofim Equity Fund - Invests in a diversified group of large, high-quality, multinational companies with favorable growth prospects and high incremental returns on investment.

     Pioneer Stock Fund - The Pioneer Stock Fund is designed to provide for investment in the common stock of the Company. Dividends are reinvested to purchase more shares.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004



Note 1.     Description of Plan (continued)

     See Note 3 for additional information regarding investment risks and uncertainties.

     Vesting

     Participants are immediately vested in their Participant Contributions made into the Plan, plus the actual Plan earnings thereon. Participants vest in the Matching Contributions, plus the actual Plan earnings thereon, proportionately for each full year of completed service over a four-year period that begins with the participant's date of hire. Participant's account balances that were merged into the Plan from predecessor plans are fully vested.

     Payments of Benefits

     Vested balances > $5,000. If the total value of the vested portion of the participant's account exceeds $5,000, payments will begin at age 70-1/2 unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by filing a written request to the Plan Administrator. Distributions to terminated, retired or disabled participants will be annuities, but may be installments or lump-sum payments if so directed by the participant.

     Vested balances < $5,000. If the total value of the vested portion of the participant's accounts is $5,000 or less, payment will be made in one lump sum as soon as administratively possible.

     In either case, vested amounts that are invested in the Pioneer Stock Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares of stock. Under the Plan, a participant's beneficiary will receive the participant's account balances in the event of a participant's death.

     Withdrawal of Benefits

     Current employees of the Employer may withdraw (i) all or a portion of their account balances derived from after- tax Participant Contributions or rollover contributions; (ii) their vested assets in the Plan under certain hardship conditions as defined in the Plan agreement; or (iii), if the participant has attained the age of 59-1/2, all or a portion of their account balances derived from Participant Contributions and Plan earnings thereon. Terminated participants may withdraw their vested assets in the Plan.

     Forfeitures

     Upon termination of employment, the unvested portion of a participant's Matching Contributions is forfeited to the Plan. Forfeitures are used to pay for administrative expenses incurred by the Plan or used on an annual basis to reduce the total amount of Matching Contributions made to the Plan by the Employer.

     Plan Termination

     Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA, to discontinue its contributions at any time or to terminate the Plan. In the event of the Plan's termination or the complete discontinuance of Matching Contributions to the Plan, participants will immediately become fully vested in their accounts.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004


Note 2.     Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with United States generally accepted accounting principles ("GAAP").

     Payment of Benefits

     Benefit payments made to participants are recorded when paid.

     Investment Valuation

     The Plan's investments are stated at fair value in the Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004, as determined by the Trustee. Investment fair values are determined as follows:

     1. Investments in registered investment company funds are valued using published market prices which represent the net asset value of shares or units held by the Plan as of December 31.

     2. Investments in common/collective trusts are valued based upon the fair values of the underlying net assets of the trusts, as determined by the Trustee.

     3. Investments in the Company's common stock are valued at the last reported sales price on December 31.

     4. Participants loans receivable are valued at their unpaid principal balance, which approximates fair value.

     Security Transactions and Investment Income

     Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

     Use of Estimates

     The preparation of the accompanying financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3.     Investments

     The Trustee holds the Plan's investments and executes all investment transactions.

     During the year ended December 31, 2005, the fair value of the Plan's investments (including investments purchased, sold and held) appreciated as follows:

     Registered investment company funds.....................    $ 2,811,982
     Common/collective trusts................................        589,521
     Pioneer Stock Fund......................................      2,699,503
                                                                  ----------
         Net appreciation in fair value of investments.......    $ 6,101,006
                                                                  ==========

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004


Note 3.     Investments (continued)

     The fair values of the Plan's investments are subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk. As described in Note 1, participants have investment options to which they may allocate their contributions and account balances. Those investment options have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above. Due to the level of risk associated with the Plan's investments, it is reasonably possible that changes in the fair values of the Plan investments may occur during the near term, and that such changes could cause the Plan's net assets available for benefits and the participants' account balances to differ materially from those reported as of December 31, 2005.

Note 4.     Administrative Expenses

     The Employer may pay certain expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's earnings or from qualifying account forfeitures. Administrative expenses paid by the Plan were $67,810 for activity related to the year ended December 31, 2005, of which $62,370 was paid via qualifying account forfeiture balances and $5,440 was paid via Plan earnings for participant loan transaction fees. Of the amounts paid via qualifying account forfeiture balances, $11,137 was accrued at December 31, 2005.

     Account forfeiture balances in the Plan qualifying to be used to defray future Plan administrative expenses totaled $201,592 as of December 31, 2005.

Note 5.     Tax Status of the Plan

     The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated March 19, 2003, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended to bring the Plan into compliance with applicable law and to make other desired changes. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

Note 6.     Related Party Transactions

     Certain Plan investments are in shares or units of registered investment company funds and common /collective trusts that are managed by the Trustee or for which the Trustee provides services. These funds and the Pioneer Stock Fund qualify as party-in-interest transactions.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)
                                 EIN: 75-2516853
                                Plan Number: 001

                             As of December 31, 2005

                                                                (c)
                                                           Description of
                        (b)                             investment including
                 Identity of issuer,                    maturity date, rate of                     (e)
                  borrower, lessor,                    interest, collateral, par                 Current
 (a)              or similar party                         or maturity value                      Value
------     --------------------------------        -------------------------------------      -------------
  *        Vanguard Fiduciary Trust Company        Vanguard PRIMECAP Fund -
                                                      522,000 shares                          $ 34,091,847
  *        Vanguard Fiduciary Trust Company        Vanguard Windsor II Fund -
                                                      690,787 shares                            21,642,342
  *        Vanguard Fiduciary Trust Company        Vanguard 500 Index Fund -
                                                      163,390 shares                            18,776,792
  *        Vanguard Fiduciary Trust Company        Vanguard Prime Money Market Fund -
                                                      10,167,173 shares                         10,167,173
  *        Vanguard Fiduciary Trust Company        Vanguard Retirement Savings Trust -
                                                      7,341,854 shares                           7,341,854
  *        Vanguard Fiduciary Trust Company        Vanguard International Growth Fund -
                                                      332,299 shares                             6,978,276
  *        Vanguard Fiduciary Trust Company        Vanguard Explorer Fund -
                                                      92,697 shares                              6,962,508
  *        Vanguard Fiduciary Trust Company        Vanguard Short-Term Investment-Grade
                                                      Fund - 528,772 shares                      5,557,397
  *        Vanguard Fiduciary Trust Company        Vanguard Total Bond Market Index Fund -
                                                      477,680 shares                             4,805,461
  *        Vanguard Fiduciary Trust Company        Vanguard Asset Allocation Fund -
                                                      171,625 shares                             4,347,249
  *        Vanguard Fiduciary Trust Company        Vanguard Inflation-Protected Securities
                                                      Fund - 273,588 shares                      3,326,835
  *        Fayez Sarofim & Co.                     Sarofim Equity Fund -
                                                      218,196 shares                            11,627,682
  *        Pioneer Natural Resources Company       Pioneer Stock Fund - 462,386 units            8,494,027
  *        Participants loans receivable           Interest rates range from 5.0% to 10.5%       2,665,817
                                                                                               -----------

                                                                                              $146,785,260
                                                                                               ===========

--------------------------
*Party-in-interest

Note: Column (d) is not applicable since all investments are participant directed.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                               S I G N A T U R E S


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             PIONEER NATURAL RESOURCES USA, INC.
                             401(k) AND MATCHING PLAN


Date:  June 27, 2006         By:  /s/ Larry N. Paulsen
                                 -----------------------------------------------
                                 Larry N. Paulsen
                                 Chairman of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee


Date:  June 27, 2006         By:  /s/ Richard P. Dealy
                                 -----------------------------------------------
                                 Richard P. Dealy
                                 Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee


Date:  June 27, 2006         By:  /s/ Kerry D. Scott
                                 -----------------------------------------------
                                 Kerry D. Scott
                                 Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee


Date:                        By:
                                 -----------------------------------------------
                                 Kevin Schepel
                                 Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee


Date:  June 26, 2006         By:  /s/ David W. Simpson
                                 -----------------------------------------------
                                 David W. Simpson
                                 Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee


Date:  June 27, 2006         By:  /s/ Susan A. Spratlen
                                 -----------------------------------------------
                                 Susan A. Spratlen
                                 Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                                INDEX TO EXHIBITS



Exhibit
Number                          Description                               Page
-------                         -----------                               ----

23.1 (a)     Consent of Independent Registered Public Accounting Firm      15


--------------
(a) Filed herewith.